PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2012, as well as the restated annual audited consolidated financial statements for the year ended December 31, 2011 and the corresponding amended and restated MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2011 can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risks and uncertainties” in the Company’s Revised Annual Information Form dated May 15, 2012.

This MD&A has been prepared as of November 7, 2012.

THIRD QUARTER HIGHLIGHTS

  The Company produced 25,582 gold equivalent ounces¹ compared to 27,450 gold equivalent ounces in 2011;

  Gold and silver production were 18,892 ounces and 1.14 million ounces, respectively, compared to 19,500 ounces and 1.10 million ounces, respectively, in 2011;

  Total cash costs per gold equivalent ounce² were $699, compared to $641 in 2011. On a by- product basis, total cash costs per gold ounce were $363, compared to $222 per gold ounce for 2011;

  The Company sold 246,229 ounces of silver at spot prices in the third quarter 2012 before reaching the end of the second year of the silver purchase agreement, generating $6.8 million of revenue. This compares to 251,159 ounces in the third quarter 2011 and $9.8 million in revenue. In total in 2012, the Company sold 716,229 ounces of silver for revenue of $20.1 million, compared to 511,752 ounces in 2011 for revenue of $18.8 million.

  Net income was $11.6 million ($0.12 per share), compared to $16.5 million ($0.19 per share) in 2011. Adjusted net income3 was $2.6 million ($0.03 per share), compared to $11.6 million ($0.13 per share) in 2011;

  Operating cash flows before working capital changes amounted to $16.2 million, compared to $40.8 million in 2011;

  The Company’s repaid the remaining $30 million convertible note on its maturity date of August 6, 2012 by issuing 8,422,460 common shares to Goldcorp. On October 10, 2012, Goldcorp sold these shares by way of a secondary offering.

  On September 4, 2012, the Company provided an update of its mineral reserves and resources at San Dimas as at June 30, 2012, disclosing that it had replaced its six month gold depletion by 265%.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

HIGHLIGHTS SUBSEQUENT TO THE THIRD QUARTER

On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed that the Company’s Mexican subsidiary appropriately records revenue and taxes from sales of silver under the silver purchase agreement at realized prices;

On October 15, 2012, the Company announced a mine and mill expansion of the San Dimas mine to 912,500 tonnes per year from 785,000 tonnes per year after completion of the optimization project. The expansion, which is estimated to cost $14.4 million, is expected to be completed in the first quarter of 2014 and yield an after-tax internal rate of return of 150% and payback period of less than 24 months.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the third quarter 2012 was based on realized prices of $1,646 per ounce of gold and $9.66 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company intends to transition from a single-asset gold producer to an intermediate gold producer in the future. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production.

RECENT CORPORATE DEVELOPMENTS

Advance pricing agreement ruling

On October 17, 2011 the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”), filed a formal application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for sales of silver under the silver purchase agreement. In its 2010 and 2011 financial statements and income tax returns, PEM had recorded revenue at the fixed price realized from Silver Wheaton Caymans and computed income taxes on the same basis.

On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed the silver pricing in PEM’s 2010 and 2011 income tax returns. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming PEM continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, PEM expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine.

San Dimas mine and mill expansion

On October 15, 2012, the Company announced a mine and mill expansion of the San Dimas mine to increase throughput to 912,500 tonnes per year ("TPY") or 2,500 tonnes per day ("TPD") at a capital cost of $14.4 million. Construction of the mine and mill expansion began in October 2012, with completion expected during the first quarter of 2014. Based on current Mineral Reserves, the project has an after-tax internal rate of return of 150% and a payback period of less than 24 months.

As a prerequisite to the mine and mill expansion, the Company initiated an optimization program in the third quarter of 2012. The Company’s aim is to expand throughput to the current milling capacity of 2,150 TPD (or 2,300 TPD based on 94% availability) exclusively through productivity improvements by the end of first quarter of 2013. Since its initiation the optimization program has successfully increased average throughput rates from 1,915 TPD in the second quarter 2012 to 1,950 TPD in the third quarter and more recently to 2,180 TPD in October 2012.

The Company's new underground development plan details increasing mine throughput from the current 1,925 TPD (or 2,050 TPD based on 94% availability, the average throughput in first half of 2012) to 2,150 TPD at completion of the optimization program to 2,500 TPD (or 2,650 TPD based on 94% availability), by the end of the first quarter of 2014. This expansion will allow for an average production target of 160,000 gold equivalent ounces per year over the next five years. Cash costs during the next five years are expected to reduce by approximately $110 per ounce from current levels to an average of approximately $510 per gold equivalent ounce or $200 per gold ounce on a by-product basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The expansion of the San Dimas mill will include improvement and/or expansion of the current crushing, grinding, leaching and tailings thickening facilities with minimal interruption of the milling operation. The existing crushing plant will be reconfigured using existing two jaw crushers and two cone crushers that are already on site and the current rock conveyor system will be improved. The grinding circuit requires the installation of a third 12' by 14' primary ball mill that is already on site. The leaching capacity of the San Dimas mill is already 2,500 TPD, therefore, only a new tailings thickener with associated pumping needs to be installed. The existing dry tailings storage facility has an estimated 20 years' capacity at the expanded 2,500 TPD rate.

The $14.4 million capital investment will be incurred in 2012 and 2013 and comprises $10.0 million for the mill expansion, including $4.3 million for grinding improvements and $4.7 million for leaching and thickening improvements, and $4.4 million for mining development expansion, including 2.0 million for mining equipment and $2.4 million for drifting.

Convertible debt

On July 24, 2012, the Company’s board of directors resolved to repay the remaining $30 million convertible note on its maturity date of August 6, 2012, in common shares. The conversion price was Cdn$3.74, being the greater of 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2011 (the initial maturity date) or August 6, 2012. In accordance with the terms of the note, the note was translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly, 8,422,460 common shares were issued to Goldcorp on August 7, 2012.

Secondary offering

On September 24, 2012, Primero entered into an engagement letter together with Goldcorp and certain underwriters pursuant to which the underwriters agreed to purchase the 8,422,460 common shares held by Goldcorp on a bought deal basis at an offering price of C$5.25 per share. Immediately prior to the sale of shares, Goldcorp owned 39,573,660 common shares of Primero representing in the aggregate 40.9% of the issued and outstanding common shares of the Company. After giving effect to the offering, Goldcorp owns 31,151,200 common shares of Primero, representing approximately 32.2% of the outstanding common shares of the Company. Primero did not receive any proceeds from this offering, and all of the expenses of the offering were paid by Goldcorp. The remaining 31,151,200 common shares of Primero held by Goldcorp upon completion of the offering are subject to the original three year lock-up period that commenced on August 6, 2010.

Mid-year 2012 reserve and resource update

On September 4, 2012, Primero provided a mid-year update of estimated Mineral Reserves and Mineral Resources for the San Dimas mine as at June 30, 2012. Contained gold in Probable Mineral Reserves amounted to 584,000 ounces, an increase over year-end 2011 of 79,000 ounces (126,000 ounces before depletion). The increase in contained gold in Indicated Mineral Resources (which include Probable Mineral Reserves) was 17% to 678,000 ounces, and in Inferred Mineral Resources was 23% to 866,000 ounces. Contained silver in Indicated Mineral Resources and Inferred Mineral Resources each increased by 11% from year-end 2011 estimates to 40.6 million ounces and 67.5 million ounces, respectively.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The Company retained AMC Mining Consultants (Canada) Ltd. ("AMC") for its year-end 2011 and mid-year 2012 Mineral Resource and Mineral Reserve updates. The Company’s updated Mineral Reserves and associated Mineral Resources were estimated using a block modeling approach with kriging interpolation. These Mineral Resources were constrained in 18 individual geological models based on wireframes of the various veins. These wireframes were modeled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 10 metres by 10 metres by vein width.

Grade capping was not considered necessary based on the results of log probability plots of the accumulated gold and silver grades. The remaining Mineral Resources outside of the 18 veins were estimated using a polygonal method. The Mineral Reserves were estimated from Indicated Mineral Resources contained in 16 of the 18 veins. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block modeled veins, Indicated Mineral Resources were estimated using a distance of approximately 15 metres from data and Inferred Mineral Resources were estimated 30 metres from data.

San Dimas Mine Mineral Resources and Mineral Reserves as at June 30, 2012

	Tonnage				Contained
Classification	(million	Gold	Silver Grade	Contained Gold	Silver
	tonnes)	Grade (g/t)	(g/t)	(000 ounces)	(000 ounces)
Mineral Reserves
Probable	3.785	4.8	290	584	34,700
Mineral Resources
Indicated	3.193	6.6	400	678	40,630
Inferred	6.865	4.0	300	866	67,500

Notes to Mineral Reserve Statement:

1.

Cutoff grade of 2.52 grams per tonne ("g/t") gold equivalent ("AuEq") based on total operating cost of US$98.50/t. Metal prices assumed are gold US$1,250 per troy ounce and silver US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of National Instrument 43-101 ("NI 43-101").

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	A 2g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and a silver price of US$25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Restatement of previously issued financial statements

In the third quarter 2012 it was identified that during its transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). Under IFRS, the non-monetary assets and liabilities of an entity are measured in its functional currency. If the entity’s taxable profit or tax loss (and, hence, the tax base of its non-monetary assets and liabilities) is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset. The resulting deferred tax is charged or credited to profit or loss.

The adjustments resulting from application of this provision of IFRS are to deferred tax assets / liabilities and deferred income tax expense / recovery. The adjustments do not impact cash taxes or the Company’s cash flows and, consistent with typical disclosure by other mining companies, they are eliminated in the computation of adjusted net income. The adjustments to the Company’s financial statements as a result of the identified methodology difference for the three and nine months ended September 30, 2011, the year-ended December 31, 2011, the three months ended March 31, 2012 and the three and six months ended June 30, 2012 are disclosed in Note 2 of the condensed consolidated financial statements for the three and nine months ended September 30, 2012.

The Company has no control over the adjustments required by this methodology difference; they are purely due to foreign exchange rate movements between the Mexican peso and the US dollar. As a result of the appreciation of the Mexican peso against the US dollar in late-2010 and 2012 and the depreciation of the Mexican peso against the US dollar in 2011, the net cumulative impact of the methodology difference as at September 30, 2012 is a decrease in the deferred tax asset of $3.8 million and an increase in deferred tax expense of the same amount. The Company expects its effective tax rate and net income to continue to fluctuate in the future given the historic volatility of the Mexican peso against the US dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

SELECTED QUARTERLY AND YEAR-TO-DATE DATA

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Operating Data
Tonnes of ore milled	177,926	186,997	531,191	485,977
Produced
Gold equivalent (ounces)	25,582	27,450	84,829	79,110
Gold (ounces)	18,892	19,500	64,757	59,373
Silver (million ounces)	1.14	1.10	3.82	3.40
Sold
Gold equivalent (ounces)	23,251	27,633	84,785	78,946
Gold (ounces)	17,100	19,659	64,980	59,002
Silver (million ounces)	1.05	1.11	3.76	3.52
Average realized prices
Gold ($/ounce)	$1,646	$1,668	$1,643	$1,524
Silver ($/ounce)¹	$9.66	$12.00	$8.65	$8.81
Total cash costs (per gold ounce)
Gold equivalent basis	$699	$641	$624	$617
By-product basis	$363	$222	$307	$317

Financial Data		(Restated)		(Restated)
(in thousands of US dollars except per share amounts)
Revenues	38,277	46,079	139,342	120,897
Income from mine operations	13,087	22,170	61,918	51,805
Net income/(loss)	11,586	16,491	48,308	18,427
Basic income/(loss) per share	0.12	0.19	0.54	0.21
Diluted income/(loss) per share	0.12	0.19	0.54	0.21
Operating cash flows before working capital changes	16,172	40,770	72,377	63,529
Assets
Mining interests	488,435	485,610	488,435	485,610
Total assets	662,069	614,029	662,069	614,029
Liabilities
Long-term liabilities	60,676	122,699	60,676	122,699
Total liabilities	94,386	158,268	94,386	158,268
Equity	567,683	455,761	567,683	455,761
Weighted average shares outstanding (basic)(000's)	93,203	88,250	89,709	87,980
Weighted average shares outstanding (diluted)(000's)	93,365	88,333	89,765	88,212

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

REVISED OUTLOOK FOR 2012

Primero’s revised production guidance for 2012, released with its second Quarter 2012 results is summarized in the following table. The Company expects to produce between 110,000 and 120,000 gold equivalent ounces, a 10% increase from its original 2012 guidance.

Revised outlook 2012
Gold equivalent production (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	85,000-95,000
Silver production (ounces)	5,000,000-5,500,000
Silver production at spot market prices (ounces)	716,229 (actual)
Total cash costs (per gold equivalent ounce)	$610 - $640
Total cash costs - by-product (per gold ounce)	$340 - $370
Capital expenditures	$35 million

Material assumptions used to forecast total cash costs for 2012 have not been modified from the assumptions used for the original guidance and include: an average gold price of $1,600 per ounce; an average silver price of $9.41 per ounce (calculated using the silver purchase agreement contract price of $4.08 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 12.8 Mexican pesos to the US dollar. The 3.5 million ounce threshold under the silver purchase agreement (see “Silver purchase agreement” under “RESULTS OF OPERATIONS” below) was met at the end of April 2012, and subsequently the Company sold 716,229 ounces of silver at market prices before the threshold was re-set on August 6, 2012.

The majority of capital expenditures in 2012 are for underground development and exploration drilling, reflecting management's focus on reserve and resource growth. The Company expects to carry out 80,000 metres of diamond drilling, 6,500 metres of infrastructure drifting and 2,000 metres of exploration drifting. The remainder of the capital expenditures in 2012 are sustaining capital of $5.8 million plus other capital projects of $6.1 million, including $2.0 million for the 2012 component of the mine and mill expansion see “RECENT CORPORATE DEVELOPMENTS – San Dimas mine and mill expansion” above.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the San Dimas mine for the third quarter 2012 and the preceding four quarters.

		Three months ended
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
Operating Data
Tonnes of ore milled	177,926	174,742	178,523	176,633	186,997
Average mill head grade (grams/tonne)
Gold	3.40	4.25	4.05	3.70	3.35
Silver	210	256	242	223	195
Average recovery rate (%)
Gold	97%	97%	97%	98%	97%
Silver	95%	95%	95%	95%	94%
Produced
Gold equivalent (ounces)	25,582	33,598	25,793	23,115	27,450
Gold (ounces)	18,892	23,277	22,588	20,191	19,500
Silver (million ounces)	1.14	1.36	1.32	1.20	1.10
Sold
Gold equivalent (ounces)	23,251	35,442	26,229	21,192	27,633
Gold (ounces)	17,100	24,876	23,004	18,487	19,659
Silver at fixed price (million ounces)	0.80	0.92	1.33	1.11	0.86
Silver at spot (million ounces)	0.25	0.47	-	-	0.25
Average realized price (per ounce)
Gold	$1,646	$1,610	$1,678	$1,679	$1,668
Silver	$9.66	$12.24	$4.08	$4.08	$12.00
Total cash operating costs ($000s)	$17,872	$17,645	$17,381	$16,622	$17,584
Total cash costs (per gold ounce)
Gold equivalent basis	$699	$525	$674	$719	$641
By-product basis	$363	$44	$532	$580	$222

San Dimas produced 18,892 ounces of gold and 1.14 million ounces of silver in the third quarter 2012, 3% less and 4% more, respectively, than the same period in 2011. The decrease in gold production was due to a 5% decline in throughput resulting primarily from the processing of some stockpiled ore in the third quarter 2011 and power interruptions in the third quarter 2012 which impacted the Company’s ability to complete the planned underground development for the third quarter and, resultantly, production tonnage for the same period. Power generated from the Company’s own hydro-electric facility was negatively impacted as a result of the drought in Mexico and low water levels in the dam reservoir. Replacement grid power availability was less than expected due to maintenance and upgrading of the transmission connection line.

Gold production in Q3 2012 was 19% and 16%, respectively, lower than Q2 2012 and Q1 2012 due mainly to lower grade. The Company expected average grades to be lower in the third quarter compared with the first and second quarters based on its mine plan, however, the grades were below plan levels. Pillars containing higher-grade ore that were planned to be mined in the third quarter were not mined due mainly to safety concerns. The Company now has two remote-scoops that will alleviate these concerns in the future.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The Company sold 17,100 gold ounces in Q3 2012, 9% fewer ounces than it produced due mainly to a broken crucible at the mine refinery which temporarily delayed the delivery of a shipment of dore bars by two weeks during September. A second crucible was coincidentally undergoing routine maintenance. The Company has ordered a third crucible in order to always have a minimum of two crucibles available. The Company will sell these ounces during the fourth quarter.

Total cash costs on a gold equivalent and by-product basis in the third quarter 2012 were $699 and $363 per ounce, respectively, compared with $641 and $222 per ounce in the third quarter 2011. Operating costs between the two periods remained relatively consistent. Average realized silver prices were 19% higher in 2011 than 2012, which decreased gold equivalent ounces of silver and silver by-product credits by 16% and 17%, respectively, in 2012 compared with 2011. Cash costs on a by-product basis are lower in the second and third quarters of each year due to the timing of meeting the threshold for silver deliveries under the silver purchase agreement and the realization of 50% of silver sales at spot prices.

Between August 6, 2012 and September 30, 2012, the San Dimas mine produced 721,235 ounces of silver, to be sold to Silver Wheaton Caymans under the silver purchase agreement.

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matter is securing a permit to operate the aircraft. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”) The Company is progressing the acquisition of its own carrier licence, and expects this to be completed by the end of 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

THREE MONTHS ENDED SEPTEMBER 30, 2012 COMPARED WITH THREE MONTHS ENDED

SEPTEMBER 30, 2011

In thousands of US dollars except per share amounts	September 30
	2012	2011
		(Restated)
	$	$
Revenue	38,277	46,079
Operating expenses	(19,021)	(16,987)
Depreciation and depletion	(6,169)	(6,922)
Total cost of sales	(25,190)	(23,909)
Income from mine operations	13,087	22,170
General and administration	(9,407)	(4,454)
Other income (expense)	(282)	18,721
Foreign exchange gain	98	1,247
Finance income	188	856
Finance expense	(279)	(2,125)
Gain (loss) on derivative contracts	721	(2,283)
Income before income taxes	4,126	34,132
Income taxes (expense) recovery	7,460	(17,641)
Net income for the period	11,586	16,491
Basic income per share	0.12	0.19
Diluted income per share	0.12	0.19
Weighted average number of common shares outstanding - basic	93,203,449	88,249,831
Weighted average number of common shares outstanding - diluted	93,365,106	88,333,119

The Company earned net income of $11.6 million ($0.12 per share) for the three months ended September 30, 2012 compared with net income of $16.5 million ($0.19 per share) for the three months ended September 30, 2011. Income before income taxes was $30.0 million lower in 2012 than 2011. Net income in 2011 included a break fee, net of transaction costs, of $18.7 million received from Northgate Minerals Corporation (“Northgate”) on the termination of the arrangement agreement to merge businesses with Northgate. Income from mine operations was $9.1 million lower in 2012 than 2011 on lower sales volumes and realized prices and general and administration expenses were $5.0 million higher in 2012 than 2011 due to higher stock-based compensation charges relating to phantom share units. Income tax expense was $25.1 million lower in 2012 than 2011 due to the impact of foreign exchange on deferred income tax assets and liabilities and the timing of filing the APA application in October 2011, after which the Company recorded taxes on silver sales under the silver purchase agreement at realized prices, partially offset by an income tax recovery in 2011 due to a foreign exchange loss on an intercompany loan.

Adjusted net income for 2012 was $2.6 million ($0.03 per share) compared with $11.6 million ($0.13 per share) for 2011. Both 2012 and 2011 adjusted net income includes the reversal of the impact of foreign exchange on deferred income tax assets and liabilities. The 2011 adjusted net income includes the benefit of the APA ruling as well as the reversal of the tax savings as a result of foreign exchange losses on an intercompany loan, the break-fee (net of transaction costs) from Northgate and unrealized foreign exchange gains and finance income on the VAT receivable from the Mexican government relating to the acquisition of the San Dimas mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Revenue

Revenue was $38.3 million for the three months ended September 30, 2012 as a result of selling 17,100 ounces of gold at an average realized price of $1,646 per ounce, and 1.05 million ounces of silver at an average realized price of $9.66 per ounce. Revenue was $46.1 million for the same period in 2011 from selling 19,659 ounces of gold at an average realized price of $1,668 per ounce and 1.11 million ounces of silver at an average realized price of $12.00 per ounce. Sales in the third quarter of 2012 were 9% less than production due mainly to a broken crucible that delayed a shipment of dore to the refinery. Upon acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” below). The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans at the end of April 2012, and subsequently sold 246,229 ounces of silver at an average price of $27.70 in the three months ended September 30, 2012. In the prior year, the 3.5 million threshold was met at the end of May and the Company subsequently sold 251,159 ounces of silver at an average price of $39.03 in the third quarter 2011.

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. This transaction was documented in two silver purchase agreements, the first one between Silver Trading and Silver Wheaton Caymans (the “External SPA”), and the second one between the owner of the San Dimas mine and Silver Trading (the “Internal SPA”). The Company was required to assume these two agreements, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Until October, 2011, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas mine at market prices (the price in the Internal SPA that it was required to assume on the acquisition of the San Dimas mine). From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realized approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices. On October 11, 2011, as part of its restructuring initiatives and based on recognized transfer pricing methodology, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA. On October 17, 2011, the Company’s Mexican subsidiary filed an application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for the intercompany sale of silver under the Internal SPA.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

On October 4, 2012, the Company received a positive ruling from the Mexican tax authorities on the APA filing. The ruling confirms that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Operating expenses

Operating expenses of the San Dimas mine were $19.0 million in the third quarter 2012 compared to $17.0 million in the same period 2011 due mainly to the cost of the Company’s optimization project, which added $1.5 million to operating expenses in 2012. The Company retained the services of a global consulting firm with extensive experience in mine optimization to assist it in a productivity improvement project that is expected to result in expanded throughput from the current 1,925 tonnes per day (“TPD”) (or 2,050 TPD based on 94% availability, the average throughput in first half of 2012) to 2,150 TPD (or 2,300 TPD based on 94% availability). This optimization project has a 30-week implementation period and is expected to be completed in the first quarter of 2013. The strategic focus of the project is on reducing process variation and increasing throughput primarily by implementing 3D modeling to improve dilution control, improving planning coordination between departments, redesigning the mining and maintenance processes and shift transition process and establishing leadership training. The benefits of this project are expected to start to be realized in early-2013.

Depreciation and depletion expense

The depreciation and depletion expense was $6.2 million for the three months ended September 30, 2012 compared to $6.9 million in the same period 2011 due mainly to the decrease in production.

General and administration expenses

General and administration expenses were $9.4 million for the third quarter 2012, compared to $4.5 million for 2011, broken down as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

	Three months ended
	September 30,
(In thousands of U.S. dollars)	2012	2011

Share-based payment	6,620	1,282
Salaries and wages	1,304	1,347
Rent and office costs	377	323
Legal, accounting, consulting, and other professional fees	756	1,375
Other general and administrative expenses	350	127
Total	9,407	4,454

The significantly higher share-based payment charge in 2012 was primarily a result of the effect of the Company’s appreciating share price on the valuation of units in the Company’s phantom share unit plan. The decrease in legal, accounting, consulting, and other professional fees was due mainly to in-house sourcing of certain services, as well as lower consulting fees related to the Company’s tax restructuring initiatives.

Finance income

The Company earned finance income of $0.2 million in the third quarter 2012 compared with $0.9 million during the same period 2011. The amount in 2011 included interest income received on the refund of VAT paid on the acquisition of the San Dimas mine.

Finance expense

Finance expense was $0.3 million for the three months ended September 30, 2012, compared to $2.1 million for the same period in 2011. The expense in 2011 included $0.7 million of accretion expense on the convertible note not incurred in 2012 as the convertible note was fully accreted by August 6, 2011. Accrued interest on the promissory note and convertible note , which were issued in the third quarter of 2010 concurrent with the acquisition of the San Dimas mine, were higher in 2011 as compared to 2012 due to principal repayments of $30 million on the convertible note in October 2011, followed by a conversion of the remaining $30 million in August 2012, as well as $5 million on the promissory note in early January 2012 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange gain of $0.1 million in the third quarter 2012 compared with a foreign exchange gain of $1.2 million in 2011. The gain in 2012 was mainly due to unrealized foreign exchange gains on peso-denominated assets net of liabilities, as a result of the appreciation of the Mexican peso relative to the US dollar during the three month period ended September 30, 2012. The gain in the third quarter 2011 was due primarily to gains on peso-denominated accounts payable as the US dollar strengthened against the peso during the quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Gain (loss) on derivative contracts

The Company currently has one type of derivative contract – call options to purchase silver, designed to partially mitigate potential adverse tax consequences of the silver purchase agreement, pending the outcome of the APA ruling. The Company purchased two tranches of silver call option contracts in 2011 and one in 2012. The contracts were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. On March 18, 2011, the Company purchased contracts for 1.2 million ounces of silver at a strike price of $39 per ounce for a total cost of $2.2 million. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1.5 million ounces of silver at a strike price of $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. On August 30, 2012, the Company entered into another series of monthly call option contracts to purchase 548,000 ounces of silver at $33 per ounce for a total cost of $0.5 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period August 30, 2012 to December 31, 2012.

In the three months ended September 30, 2012 the Company recorded a gain of $0.7 million related to the contracts purchased in August 2012, comprising a realized gain of $0.1 million on the sale of some contracts and unrealized mark-to-market gains of $0.6 million on unexpired contracts. The Company recorded a loss on derivative contracts of $2.3 million in the third quarter 2011, which comprised realized losses of $0.7 million on the sale or expiry of silver call option contracts purchased by the Company in March 2011, and unrealized losses of $1.6 million on unexpired call option contracts purchased in September 2011.

Income taxes

The Company recorded an income tax recovery of $7.5 million in the three months ended September 30, 2012, compared with an expense of $17.6 million in the same period in 2011. After filing the APA application in October 2011, the Company’s Mexican subsidiary recorded revenue under the silver purchase agreement at the fixed price realized from Silver Wheaton Caymans and its income tax provision was computed on the same basis, whereas prior to the APA application taxes on such sales were based on spot prices. The tax recovery in 2012 was primarily due to an $8.5 million credit to deferred tax expense relating to the foreign exchange impact of the translation of deferred income tax assets and liabilities, partially offset by a deferred tax charge for withholding taxes due upon repayment of an intercompany loan. The expense of $17.6 million for the third quarter 2011 comprised tax expense of $10.5 million (including $5.6 million of tax on silver sales under the silver purchase agreement at spot prices), plus a $18.6 million deferred tax expense relating to the impact of a foreign exchange loss on deferred income tax assets and liabilities. These expenses were offset by a foreign exchange loss on a US dollar denominated intercompany loan held by the Company’s Mexican subsidiary, which resulted in an $11.4 million reduction in taxes. In Mexico, foreign denominated loans are translated into pesos each month and unrealized gains and losses are recognized in taxable income. The intercompany loan was converted into pesos on September 26, 2011, thereby eliminating future taxable foreign exchange gains and losses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

NINE MONTHS ENDED SEPTEMBER 30, 2012 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2011

	For the nine months ended
In thousands of US dollars except per share amounts	September 30
	2012	2011
		(Restated)
	$	$
Revenue	139,342	120,897
Operating expenses	(56,167)	(49,020)
Depreciation and depletion	(21,257)	(20,072)
Total cost of sales	(77,424)	(69,092)
Income from mine operations	61,918	51,805
General and administration	(18,939)	(13,806)
Other income (expense)	(713)	18,535
Foreign exchange gain	302	4,634
Finance income	1,020	4,002
Finance expense	(2,118)	(8,976)
Gain (loss) on derivative contracts	524	(385)
Income before income taxes	41,994	55,809
Income tax (expense) recovery	6,314	(37,382)
Net income for the period	48,308	18,427
Basic income per share	0.54	0.21
Diluted income per share	0.54	0.21
Weighted average number of common shares outstanding - basic	89,709,072	87,980,377
Weighted average number of common shares outstanding - diluted	89,764,808	88,212,457

The Company earned net income of $48.3 million ($0.54 per share) in the nine months ended September 30, 2012 compared with net income of $18.4 million ($0.21 per share) in the nine months ended September 30 2011. Income before income taxes was $42.0 million in 2012 compared with $55.8 million in 2011, the decrease due mainly to the receipt in Q3 2011 of an $18.7 million break fee, net of transaction costs, on termination of the arrangement agreement to merge with Northgate. Income from mine operations was $61.9 million in the nine months ended September 30, 2012, 20% more than the same period in 2011 on higher sales volumes and realized gold prices. This positive variance was partially offset by higher general and administrative expenses in 2012 due mainly to stock-based compensation. Income tax expense was $43.7 million lower in 2012 compared with 2011. Income taxes in 2012 reflect the benefit of the APA filing in the fourth quarter of 2011, which resulted in the Company’s Mexican subsidiary recording revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices. Income taxes for the nine months ended September 30, 2011, reflect revenue from silver sales under the silver purchase agreement at spot prices. The impact of foreign exchange on deferred income tax assets and liabilities reduced deferred tax expense by $11.7 million in 2012 and increased deferred tax expense by $12.6 million in 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Adjusted net income for 2012 was $36.8 million ($0.41 per share) compared with $18.8 million ($0.21 per share) for 2011. The 2011 adjusted net income includes the benefit of the APA ruling as well as the reversal of the tax savings as a result of foreign exchange losses on an intercompany loan, the break-fee (net of transaction costs) from Northgate and realized foreign exchange gains and finance income on the VAT refund collected from the Mexican government related to VAT paid on the acquisition of the San Dimas mine. Both 2012 and 2011 adjusted net income also includes the reversal of the impact of foreign exchange on deferred income tax assets and liabilities

Revenue

Revenue was $139.3 million for the nine months ended September 30, 2012 as a result of selling 64,980 ounces of gold at an average realized price of $1,643 per ounce, and 3.76 million ounces of silver at an average realized price of $8.65 per ounce. Revenue was $120.9 million for the same period in 2011 from selling 59,002 ounces of gold at an average realized price of $1,524 per ounce and 3.52 million ounces of silver at an average realized price of $8.81 per ounce. Upon acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” above). The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans at the end of April in 2012 and subsequently sold 716,229 ounces of silver at an average price of $28.03, compared with meeting the threshold at the end of May in 2011, after which it sold 511,752 ounces of silver at an average price of $36.77.

Operating expenses

Operating expenses of the San Dimas mine were $56.2 million in the first nine months of 2012 compared to $49.0 million in the same period 2011. Operating expenses include $0.8 million and $1.6 million of non-cash share-based payment expense related to personnel at the mine for 2012 and 2011, respectively. In addition, operating expenses in 2012 include $1.5 million for the optimization project (see THREE MONTHS ENDED SEPTEMBER 30, 2012 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2011 – Operating expenses” above). The balance of the increase in operating expenses in 2012 is due to the increase in production, higher pay rates for labour due to pressures from the high commodities price environment and specific factors such as the global shortage of sodium cyanide and higher power costs due to lower water levels at the Company’s hydro-electric facility that required the Company to purchase more diesel fuel and more power off the grid. Cash production costs per gold ounce were $624 and $307, respectively, on a gold equivalent and by-product basis for the nine months ended September 30, 2012 compared with $617 and $317, respectively, for 2011. Cash operating costs were 8% higher in 2012 than 2011, however, these increased cash costs were offset by a 7% increase in gold equivalent ounces produced and a 10% increase in by-product silver credits.

Depreciation and depletion expense

The depreciation and depletion expense was $21.3 million for the nine months ended September 30, 2012 compared to $20.1 million in the same period 2011 due to higher gold production in 2012 than 2011. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. Historically, over the past 30 years, the San Dimas mine has converted approximately 90% of resources into reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

General and administration expenses

General and administration expenses were $18.9 million for the first nine months of 2012, compared to $13.8 million for the first nine months of 2011, broken down as follows:

	Nine months ended
	September 30,
(In thousands of U.S. dollars)	2012	2011

Share-based payment	8,903	4,989
Salaries and wages	3,868	3,620
Rent and office costs	856	914
Legal, accounting, consulting, and other professional fees	3,549	3,201
Other general and administrative expenses	1,763	1,082
Total	18,939	13,806

The significantly higher share-based payment charge in 2012 was primarily a result of the Company’s appreciating share price on the valuation of units in the Company’s phantom share unit plan. The increase in other general and administration expenses was mainly due to costs associated with the Company’s listing on the NYSE and the associated compliance requirements (the Company’s NYSE listing occurred in August 2011), as well as higher information technology costs.

Finance income

The Company earned finance income of $1.0 million in the nine months ended September 30, 2012 compared with $4.0 million in the nine months ended September 30, 2011. The amount in 2011 included $2.4 million of interest income on the refund in July 2011 of VAT paid on the acquisition of the San Dimas mine.

Finance expense

Finance expense was $2.1 million for the first nine months of 2012, compared to $9.0 million for the same period in 2011. The expense in 2011 included $4.2 million of accretion expense on the convertible note which was not incurred in 2012 as the convertible note was fully accreted by August 6, 2011. Accrued interest on the promissory note and convertible note, which were issued in the third quarter of 2010 concurrent with the acquisition of the San Dimas mine, were higher in 2011 as compared to 2012 due to principal repayments of $30 million on the convertible note in October 2011, followed by a conversion of the remaining $30 million in August 2012, as well as $5 million on the promissory note in early January 2012 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange gain of $0.3 million in the nine months ended September 30, 2012 compared with $4.6 million for the same period in 2011. The gain in 2012 was mainly due to unrealized foreign exchange gains on peso-denominated assets as a result of the appreciation of the Mexican peso relative to the US dollar during the nine month period, partially offset by unrealized losses on accounts payable balances. The gain in 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso appreciated against the US dollar between the beginning of the period and the refund of the VAT by the Mexican tax authorities in July 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Gain (loss) on derivative contracts

The Company currently has one type of derivative contract – call options to purchase silver, designed to partially mitigate potential adverse tax consequences of the silver purchase agreement. In the nine months ended September 30, 2012 the Company reported a gain of $0.5 million, mainly being unrealized mark-to-market gains on unexpired contracts purchased in August 2012. The Company recorded a loss on derivative contracts of $0.4 million in the nine months ended September 30, 2011, comprised of a realized loss of $0.3 million on the sale of silver call option contracts (net of losses on expired contracts) and an unrealized loss on unexpired call option contracts of $2.7 million, offset by an unrealized gain of $2.6 million from mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note. The Company does not plan to purchase more silver call options in the future as a result of receiving a favourable APA ruling.

Income taxes

The Company recorded an income tax recovery of $6.3 million in the nine months ended September 30, 2012, compared with an expense of $37.4 million in the same period 2011. The tax expense in 2011 reflects tax on sales of silver sold under the silver purchase agreement based on spot prices rather than realized prices. In October 2011, the Company’s Mexican subsidiary filed an application for an APA with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, during the nine months ended September 30, 2012, the Company’s Mexican subsidiary recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the realized price of approximately $4 per ounce. In addition, the impact of foreign exchange on deferred income tax assets and liabilities reduced deferred tax expense by $11.7 million in 2012 and increased deferred tax expense by $12.6 million in 2011.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per
share amounts and operating data)	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
		(Restated)	(Restated)		(Restated)			(Restated)
Revenue	38,277	57,061	44,004	35,645	46,079	40,830	33,988	41,425
Net income (loss)	11,586	6,579	30,143	31,216	16,491	4,867	(2,933)	7,191
Basic income (loss) per share	0.12	0.07	0.34	0.35	0.19	0.06	(0.03)	0.08
Diluted income (loss) per share	0.12	0.07	0.31	0.32	0.19	0.06	(0.03)	0.08
Adjusted net income (loss)	2,634	15,369	18,780	4,685	11,567	5,634	1,621	10,177
Adjusted net income (loss) per share	0.03	0.17	0.21	0.05	0.13	0.06	0.02	0.12
Operating cash flow before
working capital changes	16,172	35,813	21,257	14,602	40,770	17,877	(1,182)	13,354
Cash	133,130	125,733	86,268	80,761	107,227	63,629	65,380	58,298
Total assets	662,069	640,919	636,210	609,259	614,029	672,898	665,754	659,480
Long-term liabilities	60,676	53,745	52,196	52,299	122,699	131,591	114,850	114,329
Equity	567,683	525,848	518,867	487,840	455,761	438,750	432,479	432,793
Gold produced (ounces)	18,892	23,277	22,588	20,191	19,500	19,374	20,498	21,171
Gold sold (ounces)	17,100	24,876	23,004	18,487	19,659	18,837	20,506	27,329
Average price realized per gold ounce	1,646	1,610	1,678	1,679	1,668	1,523	1,387	1,359
Cash cost per gold equivalent ounce	699	525	674	719	641	586	624	645
Cash cost per gold ounce, net of silver by-products	363	44	532	580	222	190	491	524
Silver produced (million ounces)	1.14	1.36	1.32	1.20	1.10	1.06	1.23	1.21
Silver sold at fixed price (million ounces) 0.80		0.92	1.33	1.11	0.86	0.77	1.37	1.06
Silver sold at spot (million ounces)	0.25	0.47	-	-	0.25	0.26	-	-

NOTE: ALL FINANCIAL STATEMENT AMOUNTS IN THE TABLE ARE PRESENTED IN ACCORDANCE WITH IFRS.

Gold production and sales were lower in Q3 2012 than Q1 and Q2 2012 as expected within the sequencing of the mining plan. Operating results were also impacted by other factors, in particular temporary power issues, which constrained development. Gold production and sales remained relatively consistent each quarter during 2011, despite a month-long strike by the union of millworkers in Q2 2011. Somewhat higher grades in Q2 2011 as compared to other quarters in 2011, and an increase in throughput after the strike ended offset the impact of the strike. Revenue in Q3 2012, Q2 2012, Q3 2011 and Q2 2011 included $6.8 million, $13.3 million, $9.8 million and $9.0 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs and particularly by-product cash costs, in the second and third quarters of each year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Net income for the first three quarters of 2012 is not directly comparable to any of the quarters in 2011 as a result of unusual or non-recurring items in the 2011 results. These unusual or non-recurring items have been removed in the computation of adjusted net income. The significant reduction in adjusted net income in Q3 2012 compared with Q2 and Q1 2012 was due mainly to lower sales volumes as described above and higher stock-based compensation, resulting from the increase in the Company’s share price on the value of issued phantom share units. Higher adjusted net income in Q3 2011 compared with the other quarters in 2011 was due mainly to silver sales at high spot prices.

The cash balance of $133.1 million at the end of Q3 2012 reflects the benefit of $20.1 million of silver sales at spot prices during the second and third quarters 2012 and the receipt of a refund of approximately $22.0 million in taxes, most of which was received in Q2 2012 (see “Liquidity Outlook” under “LIQUIDITY AND CAPITAL RESOURCES” below). Cash in Q1 2012 includes the repayment at the beginning of January 2012 of the first $5 million instalment of the promissory note held with Goldcorp Inc. (“Goldcorp”) plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”). The significant increase in the cash balance during Q3 2011 was due mainly to strong sales proceeds (including spot silver sales), the receipt of the $18.7 million Northgate termination fee, net of transaction costs, and the $17.1 million VAT refund, net of the VAT loan repayment. Cash in Q4 2011 was reduced by the $30 million convertible note repayment.

The approximate $60 million reduction in long-term liabilities during 2011 was due to the $30 million convertible note repayment in Q4 2011 and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity. The remaining $30 million convertible note was repaid in common shares of the Company upon maturity in August 2012 (see “RECENT CORPORATE DEVELOPMENTS” above).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Operating expenses per the consolidated
financial statements ($000's)	19,021	16,987	56,167	49,020
Share-based payment included in
operating expenses($000's)	(421)	(482)	(817)	(1,588)
Inventory movements and adjustments ($000's)	(728)	1,079	(2,452)	1,356
Total cash operating costs ($000's)	17,872	17,584	52,898	48,788
Ounces of gold produced	18,892	19,500	64,757	59,373
Gold equivalent ounces of silver produced	6,690	7,950	20,071	19,737
Gold equivalent ounces produced	25,582	27,450	84,828	79,110
Total cash costs per gold equivalent ounce	$699	$641	$624	$617

Total cash operating costs ($000's)	17,872	17,584	52,898	48,788
By-product silver credits ($000's)	(11,013)	(13,257)	(32,987)	(29,960)
Cash costs, net of by-product credits ($000's)	6,859	4,327	19,911	18,828
Ounces of gold produced	18,892	19,500	64,757	59,373
Total by-product cash costs per gold ounce produced	$363	$222	$307	$317

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
(In thousands of US dollars except per share amounts)	September 30		September 30
	2012	2011	2012	2011
		(Restated)		(Restated)
Net income (loss)	11,586	16,491	48,308	18,427
Loss (gain) on derivative contracts	(721)	2,283	(524)	385
Accretion charged on convertible debt	-	731	-	4,232
Foreign exchange gain and finance income on
VAT loan, net of tax	-	(2,993)	-	(9,596)
Reduction in taxes due to loss on
intercompany loan	-	(11,358)	-	(11,358)
Impact of foreign exchange on deferred income tax
assets and liabilities	(8,527)	18,575	(11,666)	12,642
Break fees, net of transaction costs	296	(18,013)	666	(17,840)
Benefit of APA filing	-	5,851	-	21,933
Adjusted net income	2,634	11,567	36,784	18,825

Adjusted net income per share	0.03	0.13	0.41	0.21

Weighted average number of common shares outstanding (basic)	93,203,449	88,249,831	89,709,072	87,980,377

Non – GAAP measure - Operating cash flows before working capital changes

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
(In thousands of US dollars)	September 30		September 30
	2012	2011	2012	2011
Cash provided by operating activities	16,669	118,833	86,677	138,177
Change in non-cash operating working capital	(497)	(78,063)	(14,300)	(74,648)
Operating cash flows before working capital changes	16,172	40,770	72,377	63,529

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED SEPTEMBER 30, 2012 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2011

As at September 30, 2012, the Company had cash of $133.1 million (December 31, 2011 - $80.8 million) and working capital of $127.6 million (December 31, 201 – $53.4 million). Net cash flows for the three months ended September 30, 2012 and 2011 were as follows:

	Three months ended
(In thousands of US dollars)	September 30
	2012	2011
Cash Flow:	$	$
Provided by operating activities	16,669	118,833
Used in investing activities	(7,744)	(4,328)
Used in financing activities	(1,908)	(70,121)
Effect of exchange rate changes on cash	380	(786)
Increase in cash	7,397	43,598
Cash, beginning of period	125,733	63,629
Cash, end of period	133,130	107,227

Operating activities

During the three months ended September 30, 2012, the Company’s net cash flows provided by operating activities were $16.7 million, primarily being cash income from mine operations of $19.7 million, offset by cash general and administrative costs of $2.8 million and income taxes paid of $0.5 million.

During the three months ended September 30, 2011, the Company’s net cash flows from operating activities were $118.8 million, being cash flow before working capital changes of $40.8 million and cash from working capital changes of $78.0 million. Cash flow before working capital changes comprised cash earnings from mine operations of $29.6 million and the break-fee from termination of the Northgate arrangement agreement, net of transaction costs, of $18.7 million, offset by cash general and administrative costs of $3.2 million and income taxes paid of $3.3 million. Cash from working capital changes was mainly due to the VAT refund from the Mexican government of $87.2 million, offset by a decrease in trade and other payables.

Investing activities

Cash flows used in investing activities were $7.7 million for the three months ended September 30, 2012, compared with $4.3 million for the same period in 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas mine, mainly being exploration and delineation drilling and drifting and mine development. In 2011, the Company received $2.5 million in interest, mainly related to the VAT of $87.2 million refunded by the Mexican government.

Financing activities

The Company paid $1.9 million of interest on the convertible note due to Goldcorp during the three months ending September 30, 2012. The $30 million note was converted into common shares on its

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

August 6, 2012 maturity date. In the three months ended September 30, 2011, the Company repaid the $70 million VAT loan upon receipt of the VAT refund from the Mexican government.

NINE MONTHS ENDED SEPTEMBER 30, 2012 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2011

Net cash flows for the nine months ended September 30, 2012 and 2011 were as follows:

	Nine months ended
(In thousands of US dollars)	September 30
	2012	2011
Cash Flow:	$	$
Provided by operating activities	86,677	138,177
Used in investing activities	(22,769)	(18,244)
Used in financing activities	(11,314)	(70,031)
Effect of exchange rate changes on cash	(225)	(973)
Increase in cash	52,369	48,929
Cash, beginning of period	80,761	58,298
Cash, end of period	133,130	107,227

Operating activities

During the nine months ended September 30, 2012, the Company’s net cash flows provided by operating activities were $86.7 million, being cash flows before changes in working capital of $72.4 million and changes in non-cash working capital of $14.3 million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $84.0 million, offset by cash general and administrative costs of $10.0 million and income taxes paid of $1.5 million. The change in non-cash working capital of $14.3 million resulted primarily from the collection of taxes receivable after filing the APA application in October 2011.

During the nine months ended September 30, 2011, the Company’s net cash flows from operating activities were $138.2 million, being cash flows of $63.5 million before changes in working capital and cash from working capital changes of $74.6 million. The Company realized cash income from mine operations of $73.4 million and the break-fee from termination of the Northgate arrangement agreement, net of transaction costs, of $18.7 million, offset by cash general and administrative costs of $8.8 million and taxes paid of $21.6 million. The significant increase in taxes paid compared with the nine months ended September 30, 2012 was due to filing the APA application in October 2011, after which the Company paid income taxes on silver sales under the silver purchase agreement based on realized rather than spot prices. The change in non-cash working capital was an inflow of $74.6 million mainly due to the VAT refund from the Mexican government of $87.2 million, offset by a decrease in trade and other payables.

Investing activities

Cash flows used in investing activities were $22.8 million in 2012, compared with $18.2 million 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas mine, mainly being exploration and delineation drilling and drifting and mine development. Interest received in the nine months ended September 30, 2012 was $1.0 million and $2.7 million for the same period in 2011; both amounts primarily related to interest earned on tax refunds in Mexico.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Financing activities

The Company used $11.3 million of cash for financing activities in 2012, relating to the repayment of the first $5.0 million instalment under the promissory note and $4.4 million of interest thereon, as well as $1.9 million of interest paid on the convertible note prior to conversion (see “Debt” below). In the nine months ended September 30, 2011, the Company repaid the $70 million VAT loan plus interest of $1.1 million upon receipt of the VAT refund from the Mexican government and received $1.0 million upon the exercise of stock options and warrants.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note was repayable in cash by the Company at any time or could be converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount will be translated into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the acquisition.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company used its cash resources to repay $30 million of the Note plus $1.1 million of accrued interest.

On July 24, 2012, the Company’s board of directors resolved to repay the remaining $30 million Note on its maturity date of August 6, 2012, in common shares. The conversion price was Cdn$3.74, being the greater of the Maturity Conversion Price and 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 (Cdn$3.13). Accordingly, 8,422,460 common shares were issued to Goldcorp on August 7, 2012 and the Company also paid accrued interest of $1.9 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note was considered to contain an embedded derivative relating to the conversion option which was set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to finance expense over the initial one-year term of the debt. Accretion related to the Note for the three and nine months ended September 30, 2012 was $nil and $nil, respectively (2011 - $0.7 million and $4.2 million).

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving credit facility of $70 million from The Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas mine. On July 4, 2011, the Company received $87.2 million, being the VAT refund plus interest and realized foreign exchange gains on the refund due to the strengthening of the peso. On this date, the Company repaid all of the principal and interest on the term credit facility.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
  Commencing the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

Liquidity Outlook

As at September 30, 2012, the Company had cash of $133.1 million and working capital of $127.6 million. The Company expects its current cash resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations for the foreseeable future.

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. Initially the Company paid income taxes in Mexico based on sales under the silver purchase agreement at the spot price. This meant that the Company lost approximately $5 after tax on every ounce of silver sold under the silver purchase agreement. In October 2011, the Company filed an advance pricing agreement (“APA”) with the Mexican tax authorities for a ruling on the appropriate price of silver for the purposes of computing taxes on sales under the silver purchase agreement. Since filing the APA, the Company has recorded revenue under the silver purchase agreement and paid taxes based on realized prices.

On October 4, 2012, the Company received a positive ruling from the Mexican tax authorities on the APA filing. The ruling confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the duration of the ruling (under Mexican tax law, an APA ruling is generally applicable for up to a five year period; for Primero this applies to the fiscal years 2010 to 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

During the nine months ended September 30, 2012, the Company received $22 million as full refund of previously overpaid taxes.

Related party transactions

During the three and nine months ended September 30, 2012, the Company had a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. On August 7, 2012, the Company issued 8,422,460 common shares to Goldcorp Inc. upon conversion of the remaining $30 million of the convertible note and paid $1.9 million of accrued interest in cash. As at September 30, 2012 Goldcorp owned 40.9% of the Company’s common shares. On October 10, 2012, Goldcorp sold these 8,422,460 shares and its ownership of Primero declined to 32.2% . Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the promissory note on January 3, 2012.

During the three and nine months ended September 30, 2012, $0.6 million and $2.2 million (2011 - $0.6 million and $2.9 million) were paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at September 30, 2012, the Company had an amount payable of $2.2 million due to DMSL (December 31, 2011 - $2.9 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Shares issued

The Company issued 8,422,460 shares to Goldcorp during the three and nine months ended September 30, 2012, upon the conversion of the remaining $30 million of the convertible note. No further shares have been issued up to the date of this MD&A (see “RECENT CORPORATE DEVELOPMENTS” above).

Outstanding Share Data

Shareholders’ equity as at September 30, 2012 was $567.7 million compared to $487.8 million as at December 31, 2011.

Share Capital

As at September 30, 2012 and the date of this MD&A, the Company had 96,682,291 common shares outstanding (88,259,831 as at December 31, 2011).

Options

As at September 30, 2012, the Company had 8,267,823 options outstanding with a weighted average exercise price of Cdn$5.54. As at the date of this MD&A, the total number of options outstanding was 8,267,823, of which 7,739,488 are exercisable.

Common Share Purchase Warrants

As at September 30, 2012, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

During the third quarter 2012, it was identified that during its transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar) (see “RECENT CORPORATE DEVELOPMENTS – Restatement of previously issued financial statements” above). As a result of the identification of this methodology difference, the Company changed its accounting policy with respect to deferred tax assets and liabilities in order that it records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Operations and Comprehensive Income (Loss).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Other than this change, the Company has made no changes to its accounting policies during the three and nine months ended September 30, 2012.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. As at September 30, 2012, the only asset the Company recognized to which IFRS 13 would apply was the silver call option derivative asset which is measured at fair value.

The measurement of the derivative asset is based on observable inputs in the silver futures market using Level 1 inputs (quoted prices in active markets for items identical to the asset or liability being measured); the valuation methodology is in accordance with IFRS 13. Based on the financial instruments of the Company as at September 30, 2012, there will be no impact to the Company from the adoption of this standard.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets. At present the Company has no open pit mining operations and as such is not impacted by this new standard. Should the Company own an open pit mine in the future it will apply the provisions of IFRIC 20 from initial recognition, and develop a policy for allocation of costs if relevant.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The only implication the amendments to IAS 1 has on the Company is with respect to the balances shown in OCI. At September 30, 2012, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentational currency (US$). This amount would be unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). The fact that this amount will not be recycled through the Statement of Operations will need to be disclosed in the notes to the financial statements as a result of this change to IAS 1.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

As at September 30, 2012, the Company recognized and classified/measured the following financial instruments in accordance with IAS 39:

Financial instrument	Classification under IAS 39	Measurement basis under IAS 39
Cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Promissory note	Other financial liabilities	Amortized cost
Derivative asset	Fair value through profit or loss	Fair value

Under IFRS 9, each of these financial instruments will have to be classified as either, amortized cost or fair value. The Company would retain the same classifications as above, and based on an analysis of IFRS 9, there would be no change to the recognition of these financial instruments as a result of the adoption of IFRS 9.

There will likely be some disclosure differences for the Company as a result of the transition from IAS 39 to IFRS 9.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At September 30, 2012, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the year ended December 31, 2011, as a result of the Company’s continuing depressed share price, the Company reviewed its mining properties for impairment. This review was based upon the expected discounted future net cash flows to be generated from the San Dimas mine and it was concluded that there was no impairment. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

At December 31, 2011, the expected future cash flows of the San Dimas mine were derived from the Company’s estimates of proven and probable reserves and value beyond proven and probable at that time. Other estimates included in the expected future cash flows from the San Dimas mine were, a long-term gold price of $1,330 and a discount rate of 6.5% for reserves and resources and 8.5% for exploration potential. Of most significance, the impairment model used by the Company included the recognition of taxation on silver sales under the silver purchase agreement at realized prices, which was proven to appropriate based on the successful APA ruling received on October 4, 2012.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at September 30, 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the nine months ended September 30, 2012. At September 30, 2012, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At September 30, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at September 30, 2012 consist of cash, trade and other receivables, the derivative asset, trade and other payables, and the promissory note. At December 31, 2011, the Company’s financial instruments also included the convertible note.

At September 30, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature. The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis (the note matured in August 2012 and so at September 30, 2012 had zero value). The fair value of the promissory note upon initial recognition was considered to be its face value. The derivative asset is marked-to market each period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2012 or December 31, 2011, other than those discussed below.

   (i)   Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to partially mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. Since acquisition, contracts to purchase 774,000 ounces of silver were sold, resulting in a gain of $14,100 and $0.6 million for the three and nine months ended September 30, 2011, respectively, and contracts to purchase 430,000 ounces expired, resulting in a realized loss of $0.8 million and $1.0 million, respectively, for the three and nine months ended September 30, 2011 (2010 - $nil). An unrealized loss of $1.1 million was recognized at June 30, 2011, which was reversed in the three months ended September 30, 2011, resulting in a net loss in the third quarter 2011 of $0.7 million, and a net loss of $0.3 million in the nine months ended September 30, 2011. All contracts under the March 18, 2011 purchase had expired by September 30, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceeded the strike price (Note 15). The fair value of these contracts was $1.1 million at September 30, 2011, based on current and available market information. As such, an unrealized marked-to-market loss of $2.6 million was recognized on these contracts for the three and nine months ended September 30, 2011. These contracts expired on September 26, 2012 and so had $nil fair value at September 30, 2012. In the three and nine months ended September 30, 2012, the Company recognized a loss on these contracts of $nil and $0.2 million respectively, comprising a realized loss on expired contracts of $1.5 million and $3.4 million, respectively, and an unrealized marked-to-market gain of $1.5 million and $3.2 million respectively.

On August 30, 2012, the Company entered into another series of monthly call option contracts to purchase 548,000 ounces of silver at $33 per ounce for a total cost of $0.5 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period August 30, 2012 to December 31, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. As at September 30, 2012, the outstanding call options (which are accounted for as a derivative asset) had a fair value of $1.0 million, based on current available market information. In the three and nine months ended September 30, 2012, the Company recognized a realized marked-to-market gain of $0.1 million on the sale of the first tranche of options, and an unrealized marked-to-market gain of $0.6 million on the outstanding options.

(ii)   Convertible note and promissory note

The convertible note was considered to contain an embedded derivative liability which was re-measured at fair value each period during the initial one year term that expired on August 6, 2011, at which time the fair value of the derivative was $nil. During the three and nine months ended September 30, 2011 unrealized derivative gains of $nil and $2.6 million, respectively, were recognized in relation to this derivative liability.

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

The following describes the types of financial risks to which the Company’s financial instruments are exposed and the Company’s objectives and policies for managing those risk exposures.

(a)    Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at September 30, 2012 is considered to be negligible.

The Company’s maximum exposure to credit risk at September 30, 2012 and December 31, 2011 is as follows:

(In thousands of US dollars)		$

Cash	133,130	80,761
Trade and other receivables	2,985	5,526
Taxes receivable	8,354	20,969

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2012:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

					December 31
		September 30, 2012			2011
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and accrued
liabilities	19,112	-	-	19,112	20,553
Taxes payable	7,553	-	-	7,553	4,213
Convertible debt and interest	-	-	-	-	31,846
Promissory note and interest	7,760	46,476	-	54,236	63,900
Minimum rental and operating lease payments	884	2,040	-	2,924	1,115
Reclamation and closure cost obligations	-	-	19,362	19,362	19,362
Commitment to purchase plant and equipment	3,015	-	-	3,015	694
	38,324	48,516	19,362	106,202	141,683

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates (depreciates) as compared to the Canadian dollar, the costs of the Company would decrease (increase) in US dollar terms. The Company’s equity is denominated in Canadian dollars, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the three and nine months ended September 30, 2012, the Company recognized a gain of $0.1 million and $0.3 million, respectively, on foreign exchange (2011 - gain of $1.2 million and $4.6 million, respectively).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. As discussed above, during 2011 and 2012, the Company purchased silver call options to partially mitigate the adverse tax consequences of increases in the price of silver. The receipt of the positive APA ruling on October 4, 2012 negates the need to enter into future call option contracts.

Other risks and uncertainties

In 2012, there have been no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2011 year-end MD&A. With respect to commitments and contingencies of Primero, the reader is referred to Note 14 of the Company’s Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2012 as filed on SEDAR.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

During the three months ended September 30, 2012, the Company engaged an external tax consultant to perform a review of its third quarter 2012 taxation working papers to ensure compliance with IFRS. Management also amended its period close procedures to include procedures to more closely monitor accounting for deferred income taxes in accordance with IFRS. On an ongoing basis, these amended close procedures will include the review of the Company’s taxation working papers at the end of every quarter by the external tax consultant. This was the only material change in internal control over financial reporting of the Company during the three months ended September 30, 2012.

As a result of the engagement, the Company identified a deficiency in internal control over financial reporting that led to the Company restating its audited financial statements for the years ended December 31, 2011 and 2010. The Company’s restated consolidated financial statements for the years ended December 31, 2011 and 2010 and its amended and restated MD&A for the year ended December 31, 2011 have been filed on SEDAR. Additional disclosure as to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 and remedial measures undertaken by the Company with respect to internal control over financial reporting are provided in the amended and restated MD&A for the year ended December 31, 2011 under “Internal control over financial reporting, as restated”. The Company has also included in its condensed consolidated financial statements for the three and nine months ended September 30, 2012 corrected balances related to the financial statements for the three months ended March 31, 2012 and the three and six months ended June 30, 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, actual results of reclamation activities at the San Dimas mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to comply with environmental, safety and other regulatory requirements,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012
  the completion of development or construction activities,
  expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,
  the ability of the Company to maintain effective control over financial reporting

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment, including the imposition of mining royalties; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THIRD QUARTER 2012

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties” , in the Company’s MD&A dated March 27, 2012 (as filed on SEDAR) under the headings “Risks and uncertainties” and “Other risks and uncertainties”, and in the Company’s short form prospectus dated July 9, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

/s/ Joseph F. Conway
Joseph F. Conway
President, CEO and Director